EXHIBIT 8.1
LIST OF SIGNIFICANT SUBSIDIARIES
1.	Lorenzo Jewelry Limited, a Hong Kong corporation

2.	Lorenzo Jewellery (Shenzhen) Co., Ltd., a PRC corporation

3.	Lorenzo (Shenzhen) Co., Ltd., a PRC corporation

4.	Goldleaves Gems (Shenzhen) Co., Ltd., a PRC corporation

5.	Wonderful (Shenzhen) Ltd., a PRC corporation